As filed with the Securities and Exchange Commission on September 13, 2002


                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                            Form 10-SB - Amendment #1

                    GENERAL FORM OF REGISTRATION STATEMENT OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
               Under Section 12(g) of The Securities Exchange Act
                                     of 1934


                              IMAGE ANALYSIS, INC.
                 (Name of small business issuer in its charter)

        Oklahoma                      5045                    73-1552303
        --------                      ----                    ----------
(State of incorporation) (Primary SIC Code Number) (IRS Employer ID No.)

                             9202 South Toledo Ave.
                                 Tulsa, OK 74137
                    (Address of principal executive offices)

                                 (918) 481-0167
                           (Issuers telephone number)

                                  WITH COPY TO:
                             Ronald C. Kaufman, Esq.
                              Kaufman & Associates
                       624 South Boston Avenue, 10th Floor
                                 Tulsa, OK 74119
                            (918) 584-4463 Telephone

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, $0.001 par value


              CROSS-REFERENCE SHEET SHOWING LOCATION IN FORM 10-SB
             OF INFORMATION REQUIRED BY ALTERNATIVE 3 OF FORM 10-SB


                                                                      Form 10-SB
                                                                        Page No.
                                                                      ----------

PART I
Item 1.  Description of Business.............................................3

Item 2.  Plan of Operation...................................................8

Item 3.  Description of Property.............................................8

Item 4.  Security Ownership of Certain Beneficial Owners and Management......9

Item 5.  Directors and Executive Officers, Promoters and Control Persons.....9

Item 6.  Executive Compensation.............................................11

Item 7.  Certain Relationships and Related Transactions.....................11

Item 8.  Description of Securities..........................................11


PART II
Item 1.  Market Price of and Dividends on the Registrant's Common Equity.....12

Item 2.  Legal Proceedings...................................................13

Item 3.  Changes in and Disagreements with Accountants.......................13

Item 4.  Recent Sales of Unregistered Securities.............................13

Item 5.  Indemnification of Directors and Officers...........................14

PART F/S ....................................................................15

PART III
Item 1.  Index to Exhibits...................................................38

Item 2.  Description of Exhibits.............................................38

SIGNATURES...................................................................38




Item 1.  Description of Business

Business Development

     Image Analysis, Inc ("the Company") was organized in Oklahoma on October 6, 1998. The Company has not been in bankruptcy, reorganization or similar proceedings. The Company's product is not yet available for commercial sale, therefore the Company does not generate any revenue. As a result, the Company's independent accountants have issued a going concern qualification to their audit opinion.

     On January 28, 1999, the Company completed its merger with ImageAnalysis Corporation, a Florida corporation ("Image-FL"). Image-FL owned the exclusive worldwide rights to develop, manufacture and market a patented color magnetic resonance imaging technology ("Color MRI Technology"). As a result of the merger, the Company now owns the exclusive license to the Color MRI Technology. In connection with the merger, the Company issued 540,000 shares of its common stock to UTEK Corporation, the sole shareholder of Image-FL. UTEK is a publicly-traded company that facilitates the transfer of technology from universities and research facilities to the private sector. UTEK's common stock trades on the American Stock Exchange under the symbol "UTK". For more information about the terms of and accounting treatment for the Image-FL merger, see "Notes to Financial Statements" for the year ended December 31, 2001.

     On August 1, 2002, the Company received a letter from the University of South Florida Research Foundation ("USFRF") which asserted that the Company had materially breached its best-efforts obligations under the Color MRI Technology license agreement. The letter further stated that if the best-efforts breach was not cured within 45 days, then the USF License Agreement shall terminate. The Company has not breached its best efforts obligations under the agreement and sent a letter to USFRF stating its position. The Company believes that USFRF has no basis for terminating the license and believes that it has been damaged by USFRF's actions. The Company intends to vigorously protect its license to the Color MRI Technology, but is attempting to resolve the matter without litigation. There is no assurance that its efforts will be successful. The loss of the license to the color MRI technology could have a materially adverse effect on the Company's future prospects.


     On May 7, 2002, the Company completed an agreement with Digital Image Enhancment Technologies, Inc. ("DIET"), a Florida corporation, whereby the Company acquired all the outstanding common stock of DIET for 500,000 shares of its common stock. A copy of the agreement is attached as Exhibit 8.1. DIET owned the exlusive rights to develop, manufacture and market, as an enhancement to MRI's, a software program that removes "noise" from MRI pictures thereby creating a sharper image ("MRI Enhancement Technology"). In connection with the transaction the Company issued 465,000 shares to UTEK Corporation, which owned 93% of DIET, and 35,000 shares to the University of Houston, which owned 7% of DIET. As a result of the transaction, DIET became a wholly-owned subsidiary of the Company. The University of Houston is the owner and licensor of the MRI Enhancement Technology. For more information about the terms of and accounting treatment for the DIET transaction, see Note 3 "Acquisition of Digital Image Enhancement Technologies, Inc." to the interim financial statements for the period ended June 30, 2002, attached hereto.


Business of Issuer.

     Principal products or services and their markets. Since inception, the Company's principal business has been to develop and commercialize the Color MRI technology. The technology consists of software, known as ImageJava 2000, that uses various color masks to produce full-color composite images from gray-scale MRI output. The resulting color images can be quickly viewed individually or all together as a "riffle stack". A riffle stack is layers of images piled on top of one another to create a composite image. The riffle stack allows a radiologist, using a computer mouse, to zoom back and forth through the images, creating a 3-D appreciation of the colorized MRI output even though the images themselves are not 3-D. The color images can be transferred to a CD-ROM, instead of bulky film, for storage or for a patient to take to his referring physician. Because the color images are transferred to a CD-ROM using a standard computer file format, the color images can be viewed on any PC without the need for special software. ImageJava 2000 is designed to work with any brand of MRI scanner.

     An alpha version of the software has been used at two test sites. This alpha version has performed adequately, but needs to be refined to create a more user-friendly software program. Once the Company has raised approximately $500,000 in capital, the Company plans to refine the alpha version and to commence beta testing. Once sufficient funding is available, the Company believes it will take approximately two months to refine the alpha version and it is anticipated that beta testing will be completed within six months of its commencement. After beta testing is complete, a commercial version of the software will be prepared. Once the software is ready for sale, the Company plans to market it first as an educational tool to radiologists, hospitals, universities and medical schools. Based on a preliminary meeting with the FDA, we believe that marketing the software as an educational tool does not require FDA approval (See "Need for Government Approval"). FDA approval will be required if the Company decides in the future to market the software as a diagnostic tool.


     The recently acquired Digital Image Enhancement Technology is intended to complement the Color MRI Technology. The Digital Image Enhancement Technology is based on a mathematical algorithm composed of "Distributed Approximating Functionals". We believe that this algorithm will enable the software to pre-process an image and remove irrelevant or meaningless data generated by the computer along with the desired image ("noise") to create a clearer picture. We believe this technology also has the ability to "pad" an image, which means that the software can take the portion of the image that is visible and, using the algorithm, generate the missing detail. Because of this technology's capabilities, an scan generated from a normal MRI machine can be developed into a high quality image without requiring addition time from the MRI machine. In essence, better images can be developed in less time. The Digital Image Enhancement Technology requires more research and development to determine its prospects for commercialization. The Company plans to pursue the research and development after its color MRI technology has been commercialized.


     Magnetic Resonance Imaging. Magnetic Resonance Imaging (MRI) is a widely used imaging system that safely creates many different and detailed views of the inside of the body. A MRI scanner is a large tunnel-shaped machine that is big enough for a person to lie inside. Within the MRI scanner is a large magnet. The magnet directs harmless radio signals around sections of the body. When the signals pass through the body, they resonate, that is, release a signal. The signals are picked up by a receiver inside the MRI scanner and then sent to a computer. The computer analyzes the signals and converts them to a visual image that is displayed on a viewing monitor and then printed on special film. The images produced by the MRI scanner are gray-scale images similar to an X-ray.

     These gray-scale images can be difficult and time-consuming to read. A radiologist "reads" these images on film by comparing the different scans of each tissue slice, sometimes evaluating 80 to 120 individual gray images to obtain a diagnosis. The successful diagnosis of a condition using MRI depends not only on the ability of the radiologist to detect the subtle differences in shades of gray, but also the radiologist's ability to visually compare the vast number of individual images.

     Because human vision is keyed to color, we believe that ImageJava 2000 provides radiologists, doctors and patients an opportunity to look at MRI images in a more intuitive way. The software applications are valuable for educating patients or a research team, or for showing a surgeon who may not have experience in interpreting MRI images how he or she can visualize and understand them better. Following FDA approval, color MRI also has great potential to be used for surgical planning and for diagnostic purposes. The only investment required by a radiology department is a PC and the ImageJava 2000 software connected into the MRI computer network.

     History of the Color MRI Technology. The Color MRI Technology was invented by Dr. H. Keith Brown, Ph.D., who is presently Professor of Occupational Health & Therapy at Brenau University. Dr. Brown invented the Color MRI Technology while he was a professor at University of South Florida ("USF"), and USF owns the patents to the technology. The Company owns an exclusive worldwide license to develop and market the software. Dr. Brown has assisted the Company with the refinement of ImageJava 2000.

     Market for Color MRI Technology. According to a study by Technology Management Group covering more than 90% of all MRI sites nationwide, there were nearly 10 million MRI procedures conducted in 1996 at approximately 4,160 fixed sites. The sites consisted of 2,870 hospitals and 1,290 non-hospital facilities, such as physician offices, universities, medical schools, research facilities and MRI centers. Of the MRI sites surveyed, 89% had one MRI system installed and 11% had two or more. These 4,160 sites represent our initial target market. Together they conduct nearly 10 million MRI procedures annually. According to an article published on December 27, 2001, in the Boston Globe, a standard MRI procedure, one that produces gray-scale images on film, costs about $1,000. The Company estimates that the addition of color will increase the cost of a typical MRI procedure by about $100. The Company believes that any expense of purchase or licensing fees for ImageJava 2000 will be more than offset by the advantages of improved efficiency of reading and communicating MRI information.

     The major advantages of the Color MRI Technology over existing gray MR images are:

1. The patient can more easily understand and the doctor can more easily explain color images. Current MR images are represented in shades of gray where the only variable is the intensity of the shade of gray. When color is used, intensity, hue and saturation can vary, giving additional tissue data and imparting more information per image.

2. The color used creates automatic and instant tissue segmentation, which allows the radiologist to eliminate all colors other than the tissue of a specific color.

3. The Color MRI Technology combines multiple gray MRI images into a simple diagnostic color composite for easy computer visualization. The color composite slices can be stacked and scrolled on the computer to permit virtual three-dimensional color viewing.

4. The Color MRI Technology lends itself to easy transmission of the digital Color MRI data over telephone lines and on the Internet for consultation with radiologists worldwide. The patient and doctors in one location can have instant access to radiologists and surgeons across the country through the computer.

     MRI procedures are presently covered by most insurance, however, the Company does not yet know if the additional cost of a color MRI will be covered. The Company plans to request from Medicare/Medicaid and from the major private insurance plans that they cover the cost of the Color MRI.

     Distribution methods of the products or services. The Company has no manufacturing or distribution capacity. The Company plans to have ImageJava 2000 produced by a contract software manufacturer. Manufacturing of ImageJava 2000 primarily involves the duplication of diskettes, final packaging and quality control tests. Disk duplicating and labeling is highly automated. Final assembly of the packaged product is more labor intensive. We have not yet contacted, negotiated or entered into an agreement with a software manufacturer for the production of ImageJava 2000.

     Status of any publicly announced new product or service. An alpha version of the software is currently being used at two test sites. Once the Company has raised approximately $500,000 in capital, the Company plans to refine the alpha version and to commence beta testing. The Company believes it will take approximately 2 months to progress from alpha to beta testing and it is anticipated that beta testing will be completed within six months of its commencement. After beta testing is complete, a commercial version of the software will be prepared.

     Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition. The Company is not aware of any competitive product to the Color MRI Technology either in development or available commercially. When MRI became widely used in the 1970's, attempts to provide color were limited by technology available at the time. The early colorization process did not enjoy success because the images were not realistic and did not add to the efficiency, accuracy or clarity of gray-scale MRI output. Since then, gray-scale MRI output, viewed primarily on film similar to that of an X-ray, has been the industry standard. The Company's main competitive challenge will be to show radiologists and other opinion leaders that ImageJava 2000 can enhance the way they look at MRI output and that having the images available on CD-ROM, instead of film, can enhance information sharing and alleviate storage problems.

     Sources and availability of raw materials and the names of principal suppliers. The raw materials for ImageJava 2000 include CD-ROMs, plastic boxes, binders, and multi-color printed materials. Such raw materials are easily accessible and widely available from a number of suppliers.

     Dependence on one or a few major customers. The Company does not yet have any customers, as ImageJava 2000 is not yet available for commercial use.

     Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

     Patents. The patents to the Color MRI technology are owned by the University of South Florida. Dr. Brown invented the technology while he was a professor at USF. Patents have been issued in the United States, Europe, Mexico and Canada. The patents were issued during a period that ranged from July 26, 1994 to November 6, 2001. Each patent expires 20 years from the date the application was filed. The first patent filed will expire in 2012. A patent application is pending in Japan. It is up to USF to file, prosecute and maintain its patent rights. The Company has the right to request that USF file, prosecute and maintain its patent rights at the Company's sole expense.

     A U.S. patent application was filed for the Digital Image Enhancement Technology by the University of Houston on March 12, 1999. The patent has not been issued. If a patent is issued it will be owned by the University of Houston and will expire March 12, 2019. It is up to the University of Houston to file, prosecute and maintain its patent rights. The Company has the right to request that the University of Houston file, prosecute and maintain its patent rights at the Company's sole expense. The University of Houston has filed an application with PCT seeking foreign patent protection. The Company does not know which foreign countries, if any, the University of Houston will choose to seek foreign patent protection. If the University of Houston decides not to seek foreign patent protection, there is no assurance that the Company will have sufficient funds to pay for them to seek foreign patent protection. There is no assurance that any foreign patents will be issued. If the Digital Image Enhancement Technology is commercialized, the lack of U.S. or foreign patent protection could allow competitors to copy and sell products similar to our without paying a royalty. This could negatively affect the Company's ability to compete.

     License Agreement with the University of South Florida. The License Agreement with USF, attached as Exhibit 6.1, obligates the Company to pay royalties of five percent (5%) of gross revenues from the sale of products using the Color MRI Technology. Of the royalties, 4% will be paid to USF, which owns the patent rights, and 1% will be paid to Brenau University, the institution that conducted the sponsored research. The License Agreement requires the Company to pay small annual minimum royalties ranging from $5,000 per year to $10,368 per year beginning in the third year of the License. As of the date of this filing, the Company was current in its payment of minimum royalties. Improvements to the process may also be owned by USF and any such improvements may not be covered by the existing license.

     On August 1, 2002, the Company received a letter from the University of South Florida Research Foundation ("USFRF") which asserted that the Company had materially breached its best-efforts obligations under the Color MRI Technology license agreement. The letter further stated that if the best-efforts breach was not cured within 45 days, then the USF License Agreement shall terminate. The Company has not breached its best efforts obligations under the agreement and sent a letter to USFRF stating its position. The Company believes that USFRF has no basis for terminating the license and believes that it has been damaged by USFRF's actions. The Company intends to vigorously protect its license to the Color MRI Technology, but is attempting to resolve the matter without litigation. There is no assurance that its efforts will be successful. The loss of the license to the color MRI technology could have a materially adverse effect on the Company's future prospects.

     License Agreement with the University of Houston, attached as Exhibit 6.2, became effective May 7, 2002 and requires that the Company pay royalties of 3.0% of the Company's net sales and 1.0% of the Company's service fees. The agreement also requires that the Company pay a calculated percentage of amounts received from affiliates or sublicensees, based on their net sales and service fees. Additionally, the Company is required to pay a minimum annual royalty to the University of Houston of $10,000 on beginning May 1, 2004 and minimum annual royalties of $15,000 on May 1 of each year after the year 2005 for the term of the agreement, which is 20 years.

     Copyrights, Trademarks, etc. The Company regards its ImageJava 2000 software as proprietary and will attempt to protect it with copyrights, trade secret laws, internal nondisclosure safeguards, as well as restrictions on disclosure and transferability that will be incorporated into its software license agreements. The Company plans to license its software products to customers rather than transferring title. Despite these restrictions, it may be possible for competitors or users to copy aspects of the Company's products or to obtain information which the Company regards as trade secrets. Computer software generally has not been patented, and existing copyright laws afford limited practical protection. Monitoring and identifying unauthorized use of such a broadly disseminated product as microcomputer software is difficult, and software piracy can be expected to be a persistent problem for the packaged software industry. These problems may be particularly acute in international markets. For that reason, the Company's products distributed internationally may have electronic copy protection methods embedded in the disks.

     Need For Any Government Approval of Principal Products or Services. On October 22, 1999, Dr. Thomas Coughlin, our then president; Dr. Keith Brown, the inventor of the Color MRI technology; and Roger Barnes, our FDA consultant, met with FDA officials to demonstrate the Color MRI Technology. Based on that meeting, we believe the Color MRI Technology will not require approval by the FDA if the Company states that the Color MRI Technology will be used only for educational purposes, such as helping radiologists to better explain MRI results to patients and medical personnel. It is the Company's intent to initially market this product for educational purposes only. If the Company determines at some future date to market the Color MRI Technology as a primary diagnostic method, then FDA approval would be required prior to such marketing.

     Effect of Existing or Probable Governmental Regulation on the Business. The Company is not aware of any existing or probable governmental regulation on its business, other than the need to obtain FDA approval prior to marketing its product as a diagnostic or surgical planning tool. See "Need for any government approval of principal products or services" above.

     Estimate of the Amount Spent During Each of the Last Two Fiscal Years on Research and Development Activities. During the last two fiscal years, the Company has spent approximately $400,000 to develop ImageJava 2000. No customer has borne the cost of research and development of ImageJava 2000.

     Costs and Effects of Compliance with Environmental Laws. Because the Company plans to contract the manufacturing of its ImageJava 2000 software to a third party, the Company believes it will have no costs or effects of compliance with environmental laws.

     Number of Total Employees and Number of Full Time Employees. The Company presently has four part-time employees, which includes the officers and directors and two consultants. The Company is presently negotiating with a person experienced in the MRI industry to join the Company as its full-time Chief Executive Officer. See "Expected Significant Changes in the Number of Employees."

Item 2.  Plan of Operation

(1) Plan of Operation, Cash Requirements and Product Development and Research Plan for the Next Twelve Months.

     (i) Cash Requirements

          The Company has no cash. The Company's cash requirements over the next twelve months are outlined in "Product Research and Development", below The Company plans to obtain capital through the sale of its common stock in private transactions exempt from registration. There is no assurance that the Company will be successful in raising capital on acceptable terms, if at all. If the Company is successful in raising additional capital, it will probably be dilutive to existing shareholders. If adequate funds are not available to the Company on satisfactory terms, the Company may be required to limit or cease its research and development activities or other operations, or otherwise modify its business strategy.

     (ii) Product Research and Development

          During the next twelve months, the Company plans to obtain financing of at least $500,000 and to refine the alpha version of the software and to retain the services of a full-time Chief Executive Officer. After the alpha version is refined, then beta testing will begin. It is anticipated that beta testing will be completed within six months of its commencement. After beta testing is complete, a commercial version of the software will be prepared. The Company must then obtain financing of an additional $750,000 to $1,000,000 to make arrangements for the manufacturing, distribution and support of the software, to hire the necessary personnel to perform site installations and to begin marketing the software Part of the additional capital raised, if any, will also be used to repay outstanding loans.


     (iii)Expected Purchase or Sale of Plant and Significant Equipment.

          None.

     (iv) Expected Significant Changes in Number of Employees.

          The Company is presently negotiating with a person experienced in the MRI industry to join the Company as its full-time Chief Executive Officer. This is dependent upon the Company's success in raising additional capital.

Item 3.  Description of Property

     The Company rents commercial office space from a related party on a month-to-month basis. The office space is shared with other companies for which the Company's officers and directors may provide services. The Company's share of the monthly rent is aproximately $1,600 per month.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information concerning the ownership of Common Stock by officers, directors, and beneficial owners of more than 5% of the Company's 8,629,600 shares of common stock outstanding as of the date of September 6, 2002:

                                                            % of shares              Relationship
      Name                     Number of Shares             outstanding               to Company
      ------------------------ ----------------- ------ -------------------- ------------------------------

      UTEK Corporation                1,344,300  (1)          15.58%               Beneficial Owner
        202 South Wheeler Street
        Plant City, FL  33566

      Rhonda R. Vincent                 830,000                9.62%             Officer and Director
        10705 South Lakewood Ave.
        Tulsa, OK  74137

      Gifford M. Mabie
        11808 S. 70th E. Ave.           800,000                9.27%               Beneficial Owner
        Bixby, OK  74008

      Vicki L. Pippin                   730,000                8.46%               Beneficial Owner
        8721 South Louisville Ave.
        Tulsa, OK  74137

      Frederick Slicker                 620,000  (2)           7.18%               Beneficial Owner
        4444 East 66th Street
        Suite 201
        Tulsa, OK  74136

      Dr. Thomas Coughlin               555,000                6.43%             Officer and Director
        1536 East 20th Street
        Tulsa, OK  74104

      Mansfield Garrett                 466,000  (3)           5.40%               Beneficial Owner
        410 Mill Street
        Suite 402
        Mt. Pleasant, SC  29464


(1) UTEK Corporation is a publicly traded Delaware corporation. There are no common officers, directors, employees or shareholders between the Company and UTEK. Dr. Clifford Gross is Chief Executive Officer of UTEK. According to his most recent public filing, Dr. Gross beneficially owns more than 10% of UTEK's outstanding common stock.

(2) Includes 520,000 shares registered in the name of Mr. Slicker and 100,000 shares registered in the name of his spouse.

(3) Mansfield Garrett is a privately held corporation owned by Rondald Wheet. There are no common officers, directors, employees or shareholders between the Company and Mansfield Garrett.

Changes in Control. There are no present arrangements which may result in a change of control of the Company.

Item 5.  Directors and Executive Officers, Promoters and Control Persons


     Identify directors and executive officers. The following table identifies the directors, officers, promoters and control persons of the Company and sets forth their respective ages and their capacity with the Company:

                                                                 Term of Office    Director
                Name           Age   Positions and Offices          As Director       Since
                ----           ---   ---------------------       --------------    --------

Thomas Coughlin, Jr., M.D....  51    Director and President              1 year     1/4/99

Rhonda Vincent...............  38    Director, Vice President,           1 year     10/6/98
                                     Secretary and Treasurer


     Business experience of directors and executive officers during past five years and other directorships held in reporting companies.

     Thomas R. Coughlin, Jr., M.D., is President of the Company and has been a director since January 1999. Prior to joining the Company, Dr. Coughlin was a cardiovascular and transplant surgeon for more than 25 years. From 1995 to January 1999, Dr. Coughlin practiced cardiovascular surgery in Tulsa, OK and was Assistant Clinical Professor at the University of Oklahoma Medical School. From 1992 to 1995, he was Medical Director of Cardiovascular Surgical Services at Alexandria Hospital in Alexandria, VA, and from 1991 to 1995, he was Assistant Clinical Professor, Thoracic and Cardiovascular Surgery, at George Washington University Medical Center in Washington, D.C. Dr. Coughlin was Assistant Professor and Chief of Transplant Surgery at the University of Maryland from 1986 to 1990, starting the heart transplant program and performing the first successful heart transplant at the University Hospital. During that time, he also served as Medical Director of the Maryland Organ Procurement Center. He holds an undergraduate degree in Chemistry from Seton Hall University (B.S.) and is a graduate of the University of Rochester School of Medicine and Dentistry (M.D.). He did his cardiovascular and transplant surgical training at the University of Illinois and Cook County Hospital in Chicago. Dr. Coughlin is also the chief executive officer and director of Centrex, Inc. (OTCBB: CNEX) and serves as medical advisor to Maxxon, Inc. (OTC: MXON) and Lexon, Inc. (OTC:
LXXN).

     Rhonda R. Vincent, is Vice President, Secretary, Treasurer and a Director of the Company and has served in such capacities since inception. Since 1997, Ms. Vincent has served in various capacities, most recently as financial reporting manager for Maxxon, Inc. (OTC: MXON). She is also a financial reporting advisor for Lexon, Inc. (OTC: LXXN) and Centrex, Inc. (OTCBB: CNEX). She is a Certified Public Accountant and holds a Bachelor of Science degree in Accounting from Oral Roberts University.

     Dr. Coughlin and Ms. Vincent anticipate devoting approximately 10 hours per week to the operation of the company. The Company intends to rely on software design and marketing consultants to commerialize the color MRI software.

     Persons Who Are Expected to Make a Significant Contribution to Business But Who Are Not Directors or Executive Officers.

     Dr. H. Keith Brown, Ph.D. invented the Color MRI Technology. He is a full professor with the Department of Occupational Therapy at Brenau University in Gainesville, Georgia. His professional experience includes positions at North Georgia College, University of South Florida College of Medicine, Tulane School of Medicine and Augusta College. Dr. Brown is a member of the American Association of Clinical Anatomists, Electron Microscope Society of America, Florida Society for Electron Microscopy and the Society for Computer Applications in Radiology. Grants received include "Functional Imaging of Ovarian Masses Using Feature Analysis" (NASA); "Enhancing Magnetic Resonance Images for Improved Cancer Detection" (NASA and American Cancer Society); "Legionnaire's Disease: Cell Mediated Immunity" (Department of Health and Human Services); and "Specific Tissue Mapping by Color Designation of Nuclear Magnetic Resonance Characteristics" (University of South Florida). Dr. Brown is frequently invited as a lecturer at professional meetings and has made over 100 presentations.

     Thomas O'Brien is presently a consultant to the Company. He has 20 years of general management experience in the medical device industry. He has special expertise in domestic and international sales, marketing and distribution of high technology medical systems and services. He has held executive positions with medical industry leaders such as Pfizer, Toshiba, and Johnson and Johnson owned Technicare Corporation. In 1995 he joined Spectrum Technology, a cosmetic laser company, as Vice President of Sales and Marketing. Spectrum was acquired by Palomar Corporation in 1996, and Mr. O'Brien went on to become Executive President for all of the Palomar companies. In 1996/1997 he became the President and CEO of Cosmetic Technology International, a cosmetic laser center business operating worldwide. He has most recently been the President and CEO of BioTrack, Inc. which has developed a device for the localization of breast cancer. He is also CEO of Medical Online, Inc., an online internet medical consulting company. He has received a B.S. in foreign languages from the University of Maryland, served in the U.S. Air Force Security Service and also at the National Security Agency as a Chinese linguist. The Company expects that Mr. O'Brien will become the Company's full-time Chief Executive Officer.

     Board of Directors. The Company's directors hold office until the next annual meeting of shareholders or until their respective successors have been duly elected and qualified. The Company's officers are elected annually by the Board of Directors and serve at the discretion of the Board.

     Compensation to Directors. The present Board of Directors does not receive compensation for its services, as its two members are employees of the Company. Directors who are not employees of the Company may be paid reasonable fees and may be granted stock options pursuant to the Image Analysis Stock Employee Benefit Plan for serving as directors. Directors who are also employees of the Company will not receive any additional compensation for their services as directors.

     Conflicts of Interest. The Company's officers and directors are associated with other firms involved in a range of business activities. These other firms do not offer products or services similar to those offered by the Company, and the other firms do not target the same market as the Company. Because the Company's officers and directors are under no obligation to devote their full-time efforts to the Company, there may be potential conflicts as to the amount of time each devotes to the Company's business.

Item 6.  Executive Compensation

     Since inception, the Company's officers and directors have served without cash or equity compensation. The value of the services rendered by the officers and employees as estimated by management, is recorded by the Company on a quarterly basis as an expense with an offsetting entry to paid in capital.

     The Company plans to compensate its officers and employees at such time as sufficient funds and/or revenue are available for such purposes. If sufficient funds become available, the Board will determine the amount of compensation at that time.

Item 7.  Certain Relationships and Related Transactions

     The Company rents commercial office space from a related party on a month-to-month basis. The office space is shared with other companies for which Image's officers and its employees provide services. The Company's share of the monthly rent expense is approximately $1,600 per month. In addition to office space, the Company shares staff and other administrative expenses with these other companies. From time to time, Image and the other companies may borrow from and/or make cash advances to each other for the payment of rent and administrative expenses. See "Related Party Transactions" in the Notes to Financial Statements.

     As of the date of this filing, the Company has no policy in place regarding future transactions with these other companies or with any affiliated parties.

Item 8.  Description of Securities

     Preferred Stock. The Company is authorized to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share. There are no preferred shares presently outstanding and there is no present intent to issue any preferred stock.

     Common Stock. The Company is authorized to issue 45,000,000 shares of common tock, par value $0.001 per share. As of the date of this filing there were 8,629,600 shares of common stock outstanding.

     No Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock or other securities of the Company.

     Voting Rights. Holders of Shares of Common Stock are entitled to one vote per Share on all matters submitted to a vote of the Shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the Shares, which are eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding Shares of Common Stock may take action by written consent without a meeting.

     Dividend Rights. Holders of record of Shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, the Company has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefor. The Company intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, the Company's financial condition and such other factors as the Board of Directors may consider.

     Liquidation Rights. Upon any liquidation, dissolution or winding up of the Company, holders of Shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to Shareholders after liabilities are paid and distributions are made to the holders of the Company's Preferred Stock, if any.

     Charter or Bylaw Provisions Delaying, Deferring or Preventing a Change in Control. There is no provision presently in the Company's charter or bylaws that delays, defers or prevents a change in control.

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity

Market Information
     There is no market for the Company's outstanding common stock.

Amount of Equity Subject to Outstanding Options or Warrants
     Incentive Stock Option Plan. The Company has adopted an Incentive Stock Option Plan and reserved 3,500,000 Shares of Common Stock thereunder. As of the date of this filing there were no options outstanding pursuant to the Plan. Options may be granted under the Plan to officers, directors, key employees and others at the discretion of the Board of Directors. The maximum option term is ten years.

     Other Options. As of the date of this filing there were 250,000 options outstanding which were exercisable at prices ranging from $1.00 per share to $2.00 per share and which expire from October 27, 2003 to December 31, 2004. See "Notes to Financial Statements" for more details about the outstanding common stock options.

Amount of Equity that Could Be Sold Pursuant to Rule 144

     As of the date of this filing, approximately 7,798,250 shares of our common stock are eligible for sale pursuant to Rule 144 of the Securities Act of 1933, as amended. Rule 144 permits certain persons who have held restricted securities for a period of at least one year to sell in any 90 day period an amount of restricted securities equal to one percent (1%) of the Company's outstanding shares of common stock, or the average weekly reported volume of trading during the four calendar weeks preceding the filing of a notice of proposed sale, whichever is more. Such sales must be made in brokerage transactions, and prior to such sales all of the conditions of Rule 144 must be satisfied. Rule 144 permits certain persons, after holding such securities for a period of at least two (2) years, to sell those securities without restriction. In order to do so, the Company must be current in its information reporting requirements.

Holders of Record

     As of the date of this filing, there were approximately 115 holders of record of the Company's common stock.

Dividends
     The Company does not anticipate declaring or paying dividends on its common stock.

Item 2.  Legal Proceedings

     On January 25, 2002, Image Analysis, Inc., along with other plaintiffs, filed suit against the Company's former corporate counsel. The petition charges that former counsel took various actions, which were against the interests of the plaintiff, committed a beach of fiduciary duty, and committed a breach of his duty to exercise reasonable care, skill and diligence on behalf of the Plaintiffs which constitutes negligence. The Company is seeking actual punitive and compensatory damages in excess of $10,000 each. On March 25, 2002, the defendant filed a counterclaim against the Company and the other plantiffs alleging, among other things, breach of contract, conversion and breach of fiduciary duty. Defendant is seeking actual exemplary and punitive damages in excess of $10,000 each plus cost of litigation. The Company believes that defendant's claims are without merit and intends to vigorously defend against them.

Item 3.  Changes in and Disagreements with Accountants

     None

Item 4.  Recent Sales of Unregistered Securities

     During the past three years the Company sold the following securities pursuant to exemption(s) from registration. Although the Company cites the exemption(s) claimed and the facts and circumstances surrounding its reliance upon such exemption(s), the Company reserves the right to rely upon any and all other available exemptions:

     From April 30, 1999 to October 5, 2000, the Company sold 412,000 shares at $2.00 per share to 44 accredited and 26 non-accredited investors pursuant to an exemption from registration under Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company received $824,000 in cash and incurred offering expenses of $157,500, which were commissions, fees and expenses paid to RichMark Capital Corporation, a registered broker-dealer. On October 27, 2000, FinMap Corporation was granted an option to purchase up to 50,000 shares of Company common stock over a three-year period at an exercise price of $1.00 per share. pursuant to an exemption from registration under Regulation D, Rule 504 of the Securities Act of 1933, as amended. Regulation D, Rule 504 permits a non-reporting issuer to offer and sell up to $1,000,000 of securities during any 12-month period to an unlimited number of persons without regard to their sophistication or experience. The Company relied on this exemption because it was a non-reporting company and it did not sell more than $1,000,000 of securities during any 12-month period.

     On February 15, 2000, Morgan-Phillips, Inc., an investor relations firm, exercised its option to purchase 1,000,000 shares of Company common stock at $0.001 per share. The options were granted on October 29, 1998, pursuant to an exemption from registration under Regulation E, Rule 701 of the Securities Act of 1933, as amended. Rule 701, as then in effect (before the rule change effective April 7, 1999) permitted a non-reporting issuer to offer and sell securities to consultants as long as the consultant provided bona-fide services pursuant to a written contract and that such services were not in connection with the offer and sale of securities in a capital-raising transaction. The options to purchase 1,000,000 shares at $0.001 per share were granted to Morgan-Phillips, Inc. pursuant to a written agreement for bona fide services, which primarily consisted of answering routine shareholder questions. These services were not in connection with the offer and sale of securities in a capital-raising transaction.

     On May 8, 2000, RichMark Capital exercised its option to purchase 750,000 shares of common stock at an exercise price of $0.001 per share. The options were granted on October 14, 1998. In connection with the option exercise, the Company relied on an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Section 4(2) provides an exemption from registration for transactions by an issuer not involving any public offering. The Company relied on this exemption because the transaction with RichMark Capital did not involve a public offering.

     On August 28, 2001, the Company issued 140,000 shares of its Common Stock to ARGO Corporate Partners, a consultant to the Company, in satisfaction of the ARGO Agreement. The shares were valued at $2.00 per share, which was determined by the board to be the fair market value of the stock based on other recent stock purchases. The shares were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.
Section 4(2) provides an exemption from registration for transactions by an issuer not involving any public offering. The Company relied on this exemption because the transaction with ARGO Corporate Partners did not involve a public offering.

     On August 31, 2001, the Company granted to Dr. Keith Brown, inventor of the Color MRI technology, and to a software development consultant options to purchase up to 100,000 shares of Company common stock each until December 31, 2004, at an exercise price of $2.00 per share. The exercise price was determined by the board based on other recent stock purchases. The Company recorded compensation cost of zero based upon the Black-Scholes option pricing model using the following assumptions: exercise price of $2.00 per share; stock price of $2.00 per share; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of 40 months; and estimated volatility of 0%. The options were granted pursuant to an exemption from registration under Regulation E, Rule 701 of the Securities Act of 1933, as amended. Rule 701 permits a non-reporting issuer to issue securities for compensation as long as those services are not in connection with the offer and sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the issuer's common stock. The Company relied on this exemption because it was a non-reporting company, the services were bona-fide and provided by natural persons, and the services were not in connection with a capital-raising transaction and did not directly or indirectly promote or maintain a market.

     On September 21, 2001, the Company commenced an offering of 1,000,000 shares of its common stock at $5.00 per share. The offering was qualified on September 21, 2001 pursuant to Regulation A under Section 3(b) of the Securities Act of 1933, as amended. Subsequently, the Company withdrew its Regulation A offering based upon the lack of response due to the unfortunate timing of the offering in relationship to the September 11, 2001 terrorist attacks and the related downturn in the market. None of the shares that were the subject of the offering statement were sold and the offering statement was not the subject of a proceeding under Rule 258.

     From November 1, 2001 to April 29, 2002, the Company sold 125,600 shares of its common stock at $2.50 per share to 10 accredited investors and 1 sophisticated, unaccredited investor acting on his own, pursuant to an exemption from registration under Regulation D, Rule 506 of the Securities Act of 1933. The Company received $219,000 in cash. Regulation D, Rule 506 permits offers and sales of an unlimited dollar amount of common stock to accredited investors and up to 35 unaccredited investors during any twelve-month period.

     In connection with its May 7, 2002 acquisition of Digital Image Enhancement Technologies, Inc., the Company issued 500,000 shares of its common stock to the shareholders of DIET, which were UTEK Corporation and the University of Houston, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Section 4(2) provides an exemption from registration for transactions by an issuer not involving any public offering. The Company relied on this exemption because the transaction wdid not involve a public offering.

Item 5.  Indemnification of Directors and Officers

     The Company's certificate of incorporation and its bylaws provide for indemnification to the full extent permitted by Oklahoma law of all persons it has the power to indemnify under Oklahoma law. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders or otherwise. The provisions of the Company's certificate of incorporation and bylaws which provide indemnification may reduce the likelihood of derivative litigation against the Company's directors and officers for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit the Company and its stockholders.

     The Company has entered into indemnification agreements with its officers and directors, significant employees, consultants and others. These agreements provide that the Company will indemnify each person for acts committed in his or her capacity and for virtually all other claims for which a contractual indemnity might be enforceable. These agreements provide that the Company will advance expenses to the indemnified party.


                                    Part F/S


                          INDEX TO FINANCIAL STATEMENTS

Interim Financial Statements
----------------------------

Balance Sheet At June 30, 2002....................................................................      16

Statements Of Operations From Inception (October 6, 1998) Through June 30, 2002
And For The Three Months and Six Months Ended June 30, 2002 and 2001..............................      17

Statements Of Cash Flows From Inception (October 6, 1998) Through June 30, 2002
And For The Six Months Ended June 30, 2002 and 2001...............................................      18

Notes To Financial Statements From Inception (October 6, 1998) Through
June 30, 2002 And For The Six Months Ended June 30, 2002 and 2001.................................      19


Audited Financial Statements
----------------------------

Independent Auditors' Report.......................................................................      25

Balance Sheet At December 31, 2001.................................................................      26

Statements Of Operations From Inception (October 6, 1998) Through December 31, 2001
And For The Years Ended December 31, 2001 and 2000.................................................      27

Statements Of Cash Flows From Inception (October 6, 1998) Through December 31, 2001
And For The Years Ended December 31, 2001 and 2000.................................................      28

Statements Of Shareholders' Equity From Inception (October 6, 1998) Through
December 31, 2001..................................................................................      29

Notes To Financial Statements From Inception (October 6, 1998) Through
December 31, 2001 And For The Years Ended December 31, 2001 and 2000...............................      30


                              Image Analysis, Inc.
                          (A Development Stage Company)

                           Consolidated Balance Sheet
                            June 30, 2002 (Unaudited)




                                                                  June 30,
                                                                      2002
                                                                ----------
                 ASSETS
Current assets
Cash                                                                 $ 227
Receivables - Related Party                                         14,789
Prepaid Expenses                                                     4,492
                                                                ----------
   Total current assets                                             19,508
                                                                ----------
Other assets
License Agreement, net of accumulated amortization                   7,800
                                                                ----------

TOTAL ASSETS                                                      $ 27,308
                                                                ==========
       LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable and accrued liabilities                          $ 12,959
Due to ARGO                                                         60,000
Due to NorTech                                                      39,900
Due to Quasar Trust-Note 7                                          73,890
Accrued interest payable-Note 5                                     23,690
Related party payables-Note 5                                       43,665
                                                                ----------
   Total current liabilities                                       254,104
                                                                ----------
Shareholders' deficit
Preferred stock, $0.001 par value,
 5,000,000 shares authorized;
 no shares issued and outstanding                                        -
Common stock, $0.001 par value,
 45,000,000 shares authorized;
 8,629,600 shares issued and outstanding-Note 8                      8,630
Paid in capital                                                  3,894,270
Deficit accumulated during the development stage                (4,129,696)
                                                                ----------
Net capital deficiency                                            (226,796)
                                                                ----------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                       $ 27,308
                                                                ==========


The accompanying notes are an integral part of the financial statements


                              Image Analysis, Inc.
                          (A Development Stage Company)

                      Consolidated Statements of Operations
           From Inception (October 6, 1998) through June 30, 2002 and For the
               Six Months Ended June 30, 2002 and 2001 and
          For the Three Months Ended June 30, 2002 and 2001 (Unaudited)



                                          From inception
                                             (October 6,             Six Months Ended                      Three Months Ended
                                           1998) through      --------------------------------     --------------------------------
                                           June 30, 2002      June 30, 2002      June 30, 2001     June 30, 2002      June 30, 2001
                                          --------------      -------------      -------------     -------------      -------------
Revenue                                              $ -                                                     $ -                $ -

Expenses
Research and development                         547,989             72,200              3,928            63,400                  -
Purchased research and development             1,142,000          1,142,000                  -         1,142,000                  -
Accounting and Legal Services                     97,389             15,208             16,673             8,031              8,338
Consulting Fees                                  701,110            130,324            453,125           117,762            226,563
Value of services contributed                  1,360,000            200,000            200,000           100,000            100,000
General and administrative                       230,299             21,933             12,050            12,262              6,229
                                          --------------      -------------      -------------     -------------      -------------
   Total operating expenses                    4,078,787          1,581,665            685,776         1,443,455            341,130
                                          --------------      -------------      -------------     -------------      -------------
Operating loss                                (4,078,787)        (1,581,665)          (685,776)       (1,443,455)          (341,130)

Interest expense                                  50,909              3,983              3,983             2,002              2,002
                                          --------------      -------------      -------------     -------------      -------------
Net loss                                    $ (4,129,696)      $ (1,585,648)        $ (689,759)     $ (1,445,457)        $ (343,132)
                                          ==============      =============      =============     =============      =============
Weighted average shares outstanding            7,565,948          8,427,567          7,862,000         8,420,600          8,420,600
                                          --------------      -------------      -------------     -------------      -------------
Net loss per share                               $ (0.55)           $ (0.19)           $ (0.09)          $ (0.17)           $ (0.04)
                                          --------------      -------------      -------------     -------------      -------------




The accompanying notes are an integral part of the financial statements


                              Image Analysis, Inc.
                          (A Development Stage Company)

                      Consolidated Statements of Cash Flows
           From Inception (October 6, 1998) through June 30, 2002, and
           For the Six Months Ended June 30, 2002 and 2001 (Unaudited)



                                                                From Inception            Six Months Ended
                                                          (October 6, 1998) to      -------------------------------
                                                                 June 30, 2002      June 30, 2002     June 30, 2001
                                                          --------------------      -------------     -------------
Operating activities
Net loss                                                          $ (4,129,696)      $ (1,585,648)       $ (689,759)
Plus non-cash charges:
Purchased research and development                                   1,142,000          1,142,000                 0
Amortization of sponsored research and
  license agreements                                                   396,190                200                 -
Value of common stock options granted to
  non-employees for services                                            58,250                  -                 -
Value of common stock payable to non-employees
  for services                                                         280,000                  -           420,000
Value of services contributed by employees                           1,360,000            200,000           200,000
Change in working capital accounts:
Related party receivables                                              (14,789)               465            20,000
Prepaid expenses                                                        (4,492)            (2,992)           23,975
Accounts payable                                                         5,115             (2,812)           (7,466)
Accrued rental obligation                                                3,636              3,636                 -
Accrued liabilities                                                     99,900             (2,800)          (17,970)
Interest payable                                                        23,690              3,983             3,982
                                                          --------------------      -------------     -------------
      Total operating activities                                      (780,196)          (243,968)          (47,238)
                                                          --------------------      -------------     -------------
Financing activities
Loans from related parties                                             576,049             11,662            48,700
Repayment of loans from related parties                               (454,286)           (10,767)                -
Sale of common stock for cash
To founders                                                              5,110                  -                 -
To third-party investors                                             1,144,750            127,500                 -
Less:  issue costs                                                    (195,800)                 -                 -
                                                          --------------------      -------------     -------------
      Total financing activities                                     1,075,823            128,395            48,700
                                                          --------------------      -------------     -------------
Investing activities
Cash acquired in DIET Transaction                                      100,000            100,000                 -
Payment of license and sponsored
  research obligations                                                (395,400)                 -                 -
                                                          --------------------      -------------     -------------
Total investing activities                                            (295,400)           100,000                 -
                                                          --------------------      -------------     -------------
Change in cash                                                             227            (15,573)            1,462
Cash at beginning of period                                                  -             15,800             1,871
                                                          --------------------      -------------     -------------
Cash at end of period                                                    $ 227              $ 227           $ 3,333
                                                          ====================      =============     =============
Supplemental cash flow information:
Cash paid for interest                                                $ 53,933                $ -               $ -



The accompanying notes are an integral part of the financial statements

                              Image Analysis, Inc.
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements
           From Inception (October 6, 1998) through June 30, 2002 and
                 For the Six Months Ended June 30, 2002 and 2001

Note 1--  Organization and Summary of Significant Accounting Policies

Basis of Presentation
The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. However, the information furnished reflects all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary in order to make the financial statements not misleading.

Organization and Nature of Operations
Image Analysis ("the Company") owns the exclusive worldwide rights to manufacture and market a patented software program and process ("Color MRI Technology") by which gray digital images produced by Magnetic Resonance Imaging machines ("MRIs") are colored with realistic colors and combined using a personal computer for easy viewing and analysis.

Development Stage Operations
The Company was incorporated on October 6, 1998, under the laws of the state of Oklahoma. Since inception, the Company's primary focus has been raising capital to develop the Color MRI Technology.

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions are eliminated in consolidation. At June 30, 2002, the Company's sole subsidiary, Digital Image Enhancement Technologies, was inactive.

Compensation of Officers and Employees
The Company's officers and other employees serve without pay or other non-equity compensation. The fair value of these services was estimated by management and was recorded as an expense with an offsetting entry to paid in capital. For the six months ended June 30, 2002 and 2001, and for the period from inception (October 6, 1998) to June 30, 2002, the Company recorded $200,000, $200,000, and $1,360,000, respectively, as a capital contribution by the officers and other employees.

Stock-based Compensation
The Company accounts for stock-based compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus in Issue No. 96-18.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.

Earnings (Loss) per Share
The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". Under the provision of SFAS No. 128, basic net income
(loss) per share is calculated by dividing net income (loss) available to Common Stockholders for the period by the weighted average shares of Common Stock of the Company outstanding during the period (see Note 10). Diluted net income
(loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. The calculation of diluted income (loss) per share of Common Stock assumes the dilutive effect of stock options.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development ("R&D") Costs
Costs related to developing the Color MRI Technology are expensed as incurred. The Company also includes amortization of licenses as R&D cost.

Consulting Fees
The types of costs included as "Consulting Fees" on the income statement consist of $55,000 paid to a business development consultant and $45,000 paid to an investor relations consultant.

New Accounting Standards
The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" during the first quarter of 2001. Currently, the Company does not engage in hedging activities or transactions involving derivatives.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises." The provisions of the Statement apply to all business combinations initiated after June 30, 2001. SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting. This method requires the accounts of an acquired institution to be included with the acquirer's accounts as of the date of acquisition with any excess of purchase price over the fair value of the net assets acquired to be capitalized as goodwill. The Statement also requires that the assets of an acquired institution be recognized as assets apart from goodwill if they meet specific criteria presented in the Statement. The Statement ends the use of the pooling-of-interests method of accounting for business combinations, which required the restatement of all prior period information for the accounts of the acquired institution. The Company will account for all mergers and acquisitions initiated after June 30, 2001, using the purchase method.

In June 2001, the FASB issued SFAS No. 142, "Goodwill And Other Intangible Assets", and SFAS No. 143, "Accounting For Asset Retirement Obligations". SFAS No. 142 supercedes APB Opinion No. 17, "Intangible Assets", and primarily addresses accounting for goodwill and intangible assets subsequent to acquisition. Under SFAS No. 142, goodwill and separately identified intangible assets with indefinite lives will no longer be amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment. Separately identified intangible assets not deemed to have indefinite lives will continue to be amortized over their useful lives. SFAS No. 142 applies to all goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 142 effective January 1, 2002. The Company adopted SFAS No. 142 on January 1, 2002. The Company will amortize its current intangible asset in accordance with the license agreement that specifies a life of 20 years.

SFAS No. 143 requires that entities record as a liability obligations associated with the retirement of a tangible long-lived asset when such obligations are incurred, and capitalize the cost by increasing the carrying amount of the related long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002, however, earlier application is encouraged. The Company adopted SFAS No. 143 on January 1, 2002. Adoption of SFAS No. 143 had no impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting For The Impairment Or Disposal Of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of, and APB Opinion No. 30, "Reporting The Results Of Operations - Reporting The Effects Of Disposal Of A Segment Of A Business, And Extraordinary, Unusual And Infrequently Occurring Events And Transactions". SFAS No. 144 establishes an accounting model based on SFAS No. 121 for long-lived assets to be disposed of by sale, previously accounted for under APB Opinion No. 30. This Statement is effective for fiscal years beginning after December 15, 2001. The Company, adopted SFAS No. 144 on January 1, 2002. Adoption of SFAS No. 144 had no impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Because the transition has been completed, SFAS No. 44 is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 also makes technical corrections to other existing pronouncements. The provisions of SFAS No. 145 are generally applicable for fiscal years beginning or transactions occurring after May 15, 2002. Image Analysis does not expect a material impact from the adoption of SFAS No. 145 on its financial statements.

In June 2002, the FASB voted in favor of issuing SFAS No. 146, "Accounting for Exit or Disposal Activities". SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the EITF has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The Company will be required to adopt SFAS No, 146 for exit or disposal activities initiated after December 31, 2002. The Company does not expect a material impact from the adoption of SFAS No. 146 on its financial statements.

Note 2--  Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the early stages of development and has not established sources of revenues sufficient to fund the development of business and pay operating expenses, resulting in a net loss of $4,127,151 for the period from Inception (October 6, 1998) to June 30, 2002. In addition, on August 1, 2002, the Company received a letter from the University of South Florida Research Foundation ("USFRF") stating its intent to terminate the license to the Color MRI Technology because of an alleged breach of "best efforts" obligations under the license agreement. The Company has not violated its best efforts obligations and as such denies that USFRF has any basis to terminate the license agreement. See Note 12. "Subsequent Events." Although management intends to provide the necessary development and operating capital through sales of its Common Stock and the sale of software using the Color MRI Technology, these plans depend on the Company's successful completion of an offering of its Common Stock to raise the capital required to bring the Color MRI Technology to market. There is no assurance that their efforts to raise capital will be successful. Consequently, the ability of the Company to continue as a going concern is doubtful. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3-- Acquisition of Digital Image Enhancement Technologies, Inc.

On May 8, 2002, the Company entered into an Agreement and Plan of Acquisition with Digital Image Enhancement Technologies, Inc. ("DIET"), a Florida corporation, whereby the Company issued 500,000 shares of its common stock for all the issued and outstanding common stock of DIET. DIET was formed in April of 2002 for the purpose of securing a license agreement from the University of Houston for an image enhancement technology that removes "noise" from digital images. Under the terms of the Agreement and Plan of Acquisition, the Company issued to UTEK Corporation ("UTEK"), a shareholder of DIET, 465,000 shares of Company common stock. Additionally, as part of the agreement, the Company issued 35,000 shares of Company common stock to the University of Houston who also was a shareholder of DIET. DIET became a wholly-owned subsidiary of Image Analysis as a result of the transaction. The purchase price of $1,250,000 was calculated using the number of shares issued at $2.50, which management determined to be the fair value of the stock based on recent stock transactions. Since development of DIET's image enhancement technology is in process and not complete, the cost allocated to it of $1,142,000 has been expensed as purchased research and development.

Note 4--  Other Assets

Exclusive License- Color MRI Technology
         On January 28, 1999, the Company acquired the Exclusive License to the Color MRI Technology pursuant to the Image-FL merger. The Company recorded the Exclusive License asset at its cost of $55,590. The exclusive License asset was amortized using the straight-line method over a 21-month period. The asset was fully amortized as of December 31, 2001, prior to the adoption of SFAS No. 142 (see Note 1). On August 1, 2002, the Company received a letter from the University of South Florida Research Foundation ("USFRF") which asserted that the Company had materially breached its best-efforts obligations under the license agreement, which relates to the color MRI technology. The letter further stated that if the best-efforts breach was not cured within 45 days, then the USF License Agreement shall terminate. The Company has not breached its best efforts obligations under the agreement and sent a letter to USFRF stating its position. The Company believes that USFRF has no basis for terminating the license believes that it has been damaged by USFRF's letter. The Company is attempting to resolve the matter without litigation, but there is no assurance that its efforts will be successful. The loss of the license to the color MRI technology could have a materially adverse effect on the Company's future prospects.

Exclusive License--Digital Enhancement Technology
On May 7, 2002, Digital Image Enhancement Technologies, Inc. ("DIET"), which was acquired by Image Analysis on May 8, 2002 (see Note 3), signed an exclusive license agreement with the University of Houston for use of the image enhancement technology. The Company recorded the Exclusive License assets at DIET's cost of $8,000, which was paid by DIET prior to the acquisition. The Exclusive License asset is being amortized over its life of 20 years using the straight-line method. At June 30, 2002, the Company had recorded $200 in accumulated amortization.

Note 5--  Related Party Transactions

         The Company rents commercial office space from a related party on a month-to-month basis. The office space is shared with other companies for which Image's officers and its employees provide services. The Company's share of the monthly rent expense is approximately $1,600 per month. In addition to office space, the Company shares staff and other administrative expenses with these other companies. From time to time, Image and the other companies may borrow from and/or make cash advances to each other for the payment of rent and administrative expenses. As of June 30, 2002, Image's payable to the other companies was $67,355 and its receivable was $14,789.

Note 6--  Income Taxes

The deferred tax assets and liabilities are as follows:
                                                           June 30, 2002
                                                       -----------------
       Net operating loss benefit                               $945,117
       Less: Valuation allowance                               ( 945,117)
                                                       -----------------
                Net Deferred Tax Benefit                              --
                                                       -----------------

As of June 30, 2002, the Company had a net operating loss carry-forward of approximately $1,152,000. This will begin to expire in 2018. Deferred taxes reflect a combined federal and state tax rate of approximately 38%. A valuation allowance fully offsets the benefit of the net operating loss, since the Company does not meet the "more probable than not" criteria of SFAS 109.

Note 7--  Commitments and Contingencies

Future Royalty Obligations Under Exclusive License Agreement for Color MRI Technology
In connection with the exclusive License Agreement, the Company agreed to pay to USFRF, the exclusive licensor of the Color MRI Technology, a royalty equal to the greater of (a) five percent (5%) of revenue from the sale of products using the Color MRI Technology and improvements thereto or as a minimum (b) zero (0) dollars for the first twenty four (24) months; $5,000 at the end of year three
(3); $6,000 at the end of year four (4); $7,200 at the end of year five (5); $8,640 at the end of year six (6); $10,368 at the end of year seven (7); and the same sum for each successive year thereafter during the term of the exclusive License Agreement. The royalty obligation will expire after the longer of twenty
(20) years or the expiration of the last to expire patent that covers the licensed intellectual property.

As a result of the Sponsored Research Agreement, the Company has agreed to pay a 1% royalty on Net sales of the Color MRI Technology to Brenau University. Royalties are payable quarterly, beginning with the date of issue of the first patent that results from this sponsored research project. The duration of the exclusive license is the greater of the life of the technology or 15 years.

Future Royalty Obligations Under Exclusive License Agreement for Digital Image Enhancement Technology In connection with the exclusive License Agreement, the Company agreed to pay to the University of Houston ("UH"), the exclusive licensor of the Digital Image Enhancement Technology ("DIET"), a royalty consisting of (a) 3.0% (three percent) of the Company's net sales and 1.0% (one percent) of the Company's net service fees (b) the greater of 50% (fifty percent) of all payments received from affiliates or sublicenses based on that affiliate or sublicenses' net sales, or 1.5% (one and one-half percent) of net sales by affiliates or sublicenses (c) the greater of 50% (fifty percent) of all payments received from affiliates or sublicenses based on that affiliate or sublicenses' net service fees, or 0.5% (one-half percent) of net service fees made by affiliates or sublicenses. As a minimum, the Company will be required to pay to UH (a) $10,000 (ten thousand dollars) on May 1, 2004 and (b) $15,000 (fifteen thousand dollars) on May 1 of each year after the year 2005. The royalty obligation will expire after the longer of twenty (20) years or the expiration of the last to expire patent that covers the licensed intellectual property.

ARGO Agreement
On September 15, 2000, the Company signed a consulting agreement with ARGO Corporate Partners, Inc. ("ARGO") under which ARGO will provide business consulting services to the Company for a period of one year. On August 28, 2001, the Company signed a Contract Settlement Agreement with ARGO that released each party from any further obligation related to the initial consulting agreement. Pursuant to this agreement, the Company agreed to pay ARGO a cash fee of $60,000. As of June 30, 2002, the Company still owed the $60,000.

NorTech
During 2001, NorTech a software development company, provided consulting services related to the Company's MRI Colorization Software for which the Company was invoiced and had recorded $39,900 in accrued liabilities for the year ended December 31, 2001.

Quasar Irrevocable Trust
On July 18, 2002, a motion for summary judgment was granted to Quasar Irrevocable Trust for $46,833 of principal, $24,110 of accrued interest and $ $1,906 for additional costs and attorney's fees related to Quasar's petition filed November 19, 2001 demanding payment for outstanding loans due from the Company. The Company is presently attempting to arrange payment of the judgment with shares of its common stock. There is no assurance that the Company will be successful in arranging such payment. As of June 30, 2002, the Company had accrued $73,890 on the balance sheet relating to this claim.

Note 8--  Common Stock and Paid in Capital

During the second quarter of 2002, the Company sold 40,000 shares of common stock to two accredited investors at $2.50 per share, which was determined by the board to be the fair market value of the stock based on proximate stock transactions. The Company received $100,000 in cash.

On May 8, 2002, the Company issued 500,000 total shares of its common stock to UTEK Corporation (465,000) and the University of Houston (35,000), owners of Digital Image Enhancement Technologies, Inc. ("DIET") and the shares were issued pursuant to Image Analysis' acquisition of DIET. The shares were valued at $2.50 per share, which was based on the value of proximate stock transactions. See
Note 3 for further information regarding the details and accounting treatment of this transaction.

Note 9--  Stock Options

Incentive Stock Option Plan
On October 14, 1998, the Board of Directors and shareholders approved the adoption of the Image Analysis Incentive Stock Option Plan, pursuant to which 3,500,000 shares of Common Stock was reserved. At June 30, 2001, no stock options were granted or outstanding.

Options Granted to Non-Employees
As of June 30, 2002, the Company had outstanding options to purchase up to 250,000 shares of common stock at exercise prices ranging from $1.00 per share to $2.00 per share. Of the outstanding options, 50,000 were granted on October 17, 2000 to FinMap Corporation, an advertising and public relations firm, at an exercise price of $1.00 per share and with an expiration date of October 17, 2003; and 100,000 each were granted on August 31, 2001 to the inventor of the color MRI technology and to a software development consultant at an exercise price of $2.00 per share and with an expiration date of December 31, 2004. The exercise price of each option granted was equal to the market price of the Company's common stock on the date of grant as determined by the Board based on proximate stock transactions. Details concerning compensation cost recorded by the Company during the relevant time periods is in the Company's audited financial statements for the year ended December 31, 2001.

For the six months ended June 30, 2002, no options were granted, exercised or forfeited.

The following table summarizes information about stock options outstanding at June 30, 2002:



                                     Options Outstanding               Options Exercisable
                         ----------------------------------------    -----------------------
                                            Weighted
                                             Average     Weighted                   Weighted
                                Number     Remaining      Average          Number    Average
 Range                     Outstanding   Contractual     Exercise     Exercisable   Exercise
 of Exercise Prices        at 06/30/02          Life        Price     at 06/30/02      Price
 ------------------        -----------  ------------    ---------     -----------   --------

 Non-Employees:
       $1.00-$2.00             250,000     2.27 Years      $1.80          250,000      $1.80


Note 10-- Earnings per Share

Basic and diluted EPS for the six months ended June 30, 2002 an 2001, and the period from inception (October 6, 1998) to June 30, 2002, were computed as follows:

                                                    Six Months     Six Months
                                   Inception to          Ended          Ended
                                  June 30, 2002  June 30, 2002  June 30, 2001
                                 --------------- -------------- --------------
Basic EPS Computation:
Net loss                           $(4,117,151)   $(1,573,103)     $(689,759)
                                 --------------- -------------- --------------
Weighted average shares
  outstanding                        7,565,948      8,427,567      7,862,000
                                 --------------- -------------- --------------
Basic and Diluted EPS                 $  (0.54)      $  (0.19)      $  (0.09)
                                 --------------- -------------- --------------

For the periods shown above, all options were excluded from the EPS calculation as their effect was anti-dilutive.

Note 11  Litigation

On January 25, 2002, Image Analysis, Inc., along with other plaintiffs, filed suit against the Company's former corporate counsel. The petition charges that former counsel took various actions, which were against the interests of the plaintiff, committed a beach of fiduciary duty, and committed a breach of his duty to exercise reasonable care, skill and diligence on behalf of the Plaintiffs which constitutes negligence. The Company is seeking actual punitive and compensatory damages in excess of $10,000 each. On March 25, 2002, the defendant filed a counterclaim against the Company and the other plantiffs alleging, among other things, breach of contract, conversion and breach of fiduciary duty. Defendant is seeking actual exemplary and punitive damages in excess of $10,000 each plus cost of litigation. The Company believes that defendant's claims are without merit and intends to vigorously defend against the claims.

Note 12  Subsequent Events

         On August 1, 2002, the Company received a letter from the University of South Florida Research Foundation ("USFRF") which asserted that the Company had materially breached its best-efforts obligations under the license agreement, which relates to the color MRI technology. The letter further stated that if the best-efforts breach was not cured within 45 days, then the USF License Agreement shall terminate. The Company has not breached its best efforts obligations under the agreement and sent a letter to USFRF stating its position. The Company believes that USFRF has no basis for terminating the license believes that it has been damaged by USFRF's letter. The Company is attempting to resolve the matter without litigation, but there is no assurance that its efforts will be successful. The loss of the license to the color MRI technology could have a materially adverse effect on the Company's future prospects.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Image Analysis, Inc.


We have audited the accompanying balance sheet of Image Analysis, Inc., a Development Stage Company, as of December 31, 2001, and the related statements of operations, cash flows and shareholders' equity for the periods from icneption (October 6, 1998) to December 31, 2001, and for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsiblity is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Image Analysis, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the period from inception (October 6, 1998) to December 31, 2001, and for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company is a development stage company with insufficient revenues to fund development and operating expenses. This condition raises substantial doubt about its ability to continue as a going concern. Management's plan concerning this matter is also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Tullius Taylor Sartain & Sartain LLP

Tulsa, Oklahoma
February 21, 2002

                              Image Analysis, Inc.
                          (A Development Stage Company)

                                  Balance Sheet
                                December 31, 2001




                                                          December 31,
                                                                  2001
                 ASSETS                                   ------------
Current assets
Cash                                                          $ 15,800
Receivables - Related Party                                     15,254
Prepaid Expenses                                                 1,500
                                                          ------------
   Total current assets                                         32,554
                                                          ------------

TOTAL ASSETS                                                  $ 32,554
                                                          ============
        LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable                                              $ 67,927
Accrued liabilities                                              2,800
Due to NorTech                                                  39,900
Accrued interest payable-Note 4                                 19,707
Related party payables-Note 4                                  120,868
                                                          ------------
   Total current liabilities                                   251,202
                                                          ------------

Shareholders' deficit
Preferred stock, $0.001 par value,
5,000,000 shares authorized;  no shares
issued and outstanding                                               -
Common stock, $0.001 par value,
45,000,000 shares authorized;
8,078,600 shares issued and outstanding-Note 7                   8,079
Paid in capital                                              2,317,321
Deficit accumulated during the development stage            (2,544,048)
                                                          ------------
Net capital deficiency                                        (218,648)
                                                          ------------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY                $ 32,554
                                                          ============


The accompanying notes are an integral part of the financial statements


                              Image Analysis, Inc.
                          (A Development Stage Company)

                            Statements of Operations
         From Inception (October 6, 1998) through December 31, 2001 and For the Years Ended December 31, 2001 and 2000



                                                  From inception
                                                     (October 6,
                                                   1998) through            Year Ended           Year Ended
                                               December 31, 2001     December 31, 2001    December 31, 2000
                                               -----------------     -----------------    -----------------

Revenue                                                      $ -                   $ -                  $ -
                                               -----------------     -----------------    -----------------

Expenses
Research and development                                 445,789                49,799              169,626
Accounting and Legal Services                             82,181                27,492               45,298
Consulting Fees                                          600,786               252,900              332,124
Printing                                                  32,407                     -                    -
Salary Expense                                         1,160,000               400,000              410,000
General and administrative                               175,959                58,368               75,555
                                               -----------------     -----------------    -----------------
   Total operating expenses                            2,497,122               788,559            1,032,603
                                               -----------------     -----------------    -----------------
Operating loss                                        (2,497,122)             (788,559)          (1,032,603)

Interest expense                                          46,926                 8,032               12,180
                                               -----------------     -----------------    -----------------
Net loss                                            $ (2,544,048)           $ (796,591)        $ (1,044,783)
                                               =================     =================    =================
Weighted average shares outstanding                    6,877,220             8,022,266            7,380,936
                                               -----------------     -----------------    -----------------
Net loss per share                                       $ (0.37)              $ (0.10)             $ (0.14)
                                               -----------------     -----------------    -----------------




The accompanying notes are an integral part of the financial statements



                              Image Analysis, Inc.
                          (A Development Stage Company)

                            Statements of Cash Flows
         From Inception (October 6, 1998) through December 31, 2001 and For the Years Ended December 31, 2001 and 2000



                                                                         From Inception
                                                                   (October 6, 1998) to          Year Ended           Year Ended
                                                                      December 31, 2001   December 31, 2001    December 31, 2000
                                                                    -------------------   -----------------    -----------------
Operating activities
Net loss                                                                   $ (2,544,048)         $ (796,591)        $ (1,044,783)
Plus non-cash charges:
Amortization of sponsored research and license agreements                       395,990                   -              169,626
Value of common stock options granted to non-employees for services              58,250                   -               58,000
Value of common stock payable to non-employees for services                     280,000              35,000              245,000
Value of services contributed by employees                                    1,160,000             400,000              410,000
Change in working capital accounts:
Related party receivables                                                       (15,254)              8,480              (23,734)
Sponsored research and other assets                                                   -              10,000              (10,000)
Prepaid expenses                                                                 (1,500)             44,479              (41,916)
Accounts payable                                                                  7,927                 461               (9,933)
Accrued liabilities                                                             102,700              80,200               22,500
Interest payable                                                                 19,707               8,032              (15,039)
                                                                    -------------------   -----------------    -----------------
      Total operating activities                                               (536,228)           (209,939)            (240,279)
                                                                    -------------------   -----------------    -----------------

Financing activities
Loans from officers and shareholders                                            564,387             137,581                    -
Repayment of loans from officers and shareholders                              (443,519)            (66,913)            (145,000)
Sale of common stock for cash
To founders                                                                       5,110                   -                    -
To third-party investors                                                      1,017,250             191,500              436,000
Less:  issue costs                                                             (195,800)            (38,300)             (85,850)
                                                                    -------------------   -----------------    -----------------
      Total financing activities                                                947,428             223,868              205,150
                                                                    -------------------   -----------------    -----------------

Investing activities
Payment of license and sponsored research obligations                          (395,400)                  -                    -
                                                                    -------------------   -----------------    -----------------
Total investing activities                                                     (395,400)                  -                    -
                                                                    -------------------   -----------------    -----------------

Change in cash                                                                   15,800              13,929              (35,129)
Cash at beginning of period                                                           -               1,871               37,000
                                                                    -------------------   -----------------    -----------------
Cash at end of period                                                          $ 15,800            $ 15,800              $ 1,871
                                                                    ===================   =================    =================

Supplemental cash flow information:
Cash paid for interest                                                         $ 53,933                 $ -             $ 27,219
                                                                    ===================   =================    =================




The accompanying notes are an integral part of the financial statements


                              Image Analysis, Inc.
                          (A Development Stage Company)

                       Statements of Shareholders' Equity
           From Inception (October 6, 1998) through December 31, 2001


                                                                                                           Deficit
                                                                                                       Accumulated
                                                                               Common                   During the
                                                    Shares of     Common     Stock to        Paid In   Development
                                                        Stock      Stock    be Issued        Capital         Stage          Total
                                                    ---------    -------     ---------   -----------  -------------    -----------

Balance at October 6, 1998 (Inception)                      -        $ -          $ -            $ -           $ -            $ -

Common stock issued to founders                     5,110,000      5,110            -              -             -          5,110
Common stock issued to inventor  for services          50,000         50            -              -             -             50
Common stock issued in Merger                         540,000        540            -              -             -            540
Common stock issued for cash:
    To third-party investors                          194,875        195            -        389,555             -        389,750
     Less issue costs                                       -          -            -        (71,650)            -        (71,650)
Value of services contributed by employees                  -          -            -        350,000             -        350,000
Value of stock options granted to
non-employees for services                                  -          -            -            250             -            250
Net Loss through December 31, 1999                          -          -            -              -      (702,674)      (702,674)
                                                    ---------    -------     ---------   -----------  -------------    -----------
Balance at December  31, 1999                       5,894,875      5,895            -        668,155      (702,674)       (28,624)

Common stock issued for cash:
    To third-party investors                          217,125        217            -        434,033             -        434,250
     Less issue costs                                       -          -            -        (85,850)            -        (85,850)
Exercise of Options                                 1,750,000      1,750            -              -             -          1,750
Value of services contributed by employees                  -          -            -        410,000             -        410,000
Value of stock options granted to
non-employees for services                                  -          -            -         58,000             -         58,000
Value of common stock payable to
non-employees for services                                  -          -      245,000              -             -        245,000
Net Loss through December 31, 2000                          -          -            -              -    (1,044,783)    (1,044,783)
                                                    ---------    -------     ---------   -----------  -------------    -----------
Balance at December  31, 2000                       7,862,000      7,862      245,000      1,484,338    (1,747,457)       (10,257)

Common stock issued for cash:
    To third-party investors                           76,600         77            -        191,423             -        191,500
     Less issue costs                                       -          -            -        (38,300)            -        (38,300)
Value of services contributed by employees                  -          -            -        400,000             -        400,000
Value of stock granted to
non-employees for services                                  -          -       35,000              -             -         35,000
Value of common stock payable to
non-employees for services                            140,000        140     (280,000)       279,860             -              -
Net Loss through December 31, 2001                          -          -            -              -      (796,591)      (796,591)
                                                    ---------    -------     ---------   -----------  -------------    -----------
Balance at December 31, 2001                        8,078,600    $ 8,079          $ -    $ 2,317,321  $ (2,544,048)    $ (218,648)
                                                    =========    =======     =========   ===========  =============    ===========



The accompanying notes are an integral part of the financial statements

                              Image Analysis, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statements
         From Inception (October 6, 1998) through December 31, 2001 and For the Years Ended December 31, 2001 and 2000

Note 1--  Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations
Image Analysis ("the Company") owns the exclusive worldwide rights to manufacture and market a patented software program and process ("Color MRI Technology") by which gray digital images produced by Magnetic Resonance Imaging machines ("MRIs") are colored with realistic colors and combined using a personal computer for easy viewing and analysis.

Development Stage Operations
The Company was incorporated on October 6, 1998, under the laws of the state of Oklahoma. Since inception, the Company's primary focus has been to develop the software program and Color MRI Technology process and to fund that research and development.

Compensation of Officers and Employees
The Company's officers and other employees serve without pay or other non-equity compensation. The fair value of these services is estimated by management and is recognized as a capital contribution. For the years ended December 31, 2001 and 2000, and for the period from inception (October 6, 1998) to December 31, 2001, the Company recorded $400,000, $410,000, and $1,160,000, respectively, as a capital contribution by the officers and other employees.

Stock-based Compensation
The Company accounts for stock-based compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus in Issue No. 96-18.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.

Earnings (Loss) per Share
The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". Under the provision of SFAS No. 128, basic net income
(loss) per share is calculated by dividing net income (loss) available to Common Stockholders for the period by the weighted average shares of Common Stock of the Company outstanding during the period (see Note 9). Diluted net income
(loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. The calculation of diluted income (loss) per share of Common Stock assumes the dilutive effect of stock options.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development ("R&D") Costs
The Company has amortized the $395,400 paid pursuant to the Sponsored Research and License Agreements (see Note 3) over 21 months, which is the life of the service agreement. The costs were fully amortized at December 31, 2001. Any other costs related to developing the Color MRI Technology are expensed as incurred.

Consulting  Fees
The types of costs included as "Consulting Fees" on the income statement consist of cash payments and/or the value of common stock issued as payment to consultants for marketing and business development services provided.

New Accounting Standards
The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" during the first quarter of 2001. Currently, the Company does not engage in hedging activities or transactions involving derivatives.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises." The provisions of the Statement apply to all business combinations initiated after June 30, 2001. SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting. This method requires the accounts of an acquired institution to be included with the acquirer's accounts as of the date of acquisition with any excess of purchase price over the fair value of the net assets acquired to be capitalized as goodwill. The Statement also requires that the assets of an acquired institution be recognized as assets apart from goodwill if they meet specific criteria presented in the Statement. The Statement ends the use of the pooling-of-interests method of accounting for business combinations, which required the restatement of all prior period information for the accounts of the acquired institution. The Company will account for all mergers and acquisitions initiated after June 30, 2001, using the purchase method.

In June 2001, the FASB issued SFAS No. 142, "Goodwill And Other Intangible Assets", and SFAS No. 143, "Accounting For Asset Retirement Obligations". SFAS No. 142 supercedes APB Opinion No. 17, "Intangible Assets", and primarily addresses accounting for goodwill and intangible assets subsequent to acquisition. Under SFAS No. 142, goodwill and separately identified intangible assets with indefinite lives will no longer be amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment. Separately identified intangible assets not deemed to have indefinite lives will continue to be amortized over their useful lives. SFAS No. 142 applies to all goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 142 effective January 1, 2002. The Company does not anticipate any impact of SFAS No. 142 on its financial statements as the Company currently has no intangible assets.

SFAS No. 143 requires that entities record as a liability obligations associated with the retirement of a tangible long-lived asset when such obligations are incurred, and capitalize the cost by increasing the carrying amount of the related long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002, however, earlier application is encouraged. The Company, which will adopt SFAS No. 143 on January 1, 2002, does not expect a material impact from the adoption of SFAS No. 143 on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting For The Impairment Or Disposal Of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of", and APB Opinion No. 30, "Reporting The Results Of Operations - Reporting The Effects Of Disposal Of A Segment Of A Business, And Extraordinary, Unusual And Infrequently Occurring Events And Transactions". SFAS No. 144 establishes an accounting model based on SFAS No. 121 for long-lived assets to be disposed of by sale, previously accounted for under APB Opinion No. 30. This Statement is effective for fiscal years beginning after December 15, 2001. The Company, which will adopt SFAS No. 144 on January 1, 2002, does not expect a material impact from the adoption of SFAS No. 144 on its financial statements.

Note 2--  ImageAnalysis Corporation Merger

On January 28, 1999, the Company completed its merger with ImageAnalysis Corporation, a Florida corporation ("Image-FL"). Image-FL owned the exclusive worldwide rights to manufacture and market the Color MRI Technology. As a result of the merger, the Company owns the exclusive license to the Color MRI Technology.

The Company issued 540,000 shares of its Common Stock, $0.001 par value, for all of the issued and outstanding Common Stock of Image-FL. The shareholders of Image-FL were UTEK Corporation ("UTEK") and the University of South Florida Research Foundation ("USFRF"). UTEK and USFRF received 519,300 shares and 20,700 shares of the Company's Common Stock, respectively. In connection with the merger, the Company also issued 50,000 shares of its Common Stock $0.001 par value, to Dr. Keith Brown, inventor of the Color MRI Technology.

By reason of the merger Image-FL ceased to exist, and its assets and liabilities became assets and liabilities of the Company. Image-FL's assets were the exclusive license to the Color MRI technology granted by USFRF and a sponsored research agreement with Brenau University ("Brenau") to develop a commercially viable Color MRI product. Image-FL had $395,400 in liabilities which consisted of $340,400 payable to Brenau pursuant to the sponsored research agreement and $55,000 payable to UTEK for its role in finding and evaluating the Color MRI Technology. The $395,400 in liabilities were paid in full by the Company during 1999.

The merger was accounted for as a purchase. The value assigned to the Color MRI Technology and the related obligations were based on Image-FL's cost. The Company valued the shares of Common Stock issued to the shareholders of Image-FL at par value $0.001 per share, or $540. Par value per share was determined by the Board to be the fair market value of the Company's Common Stock on the date of the transaction. The Board used as a basis for its fair market value determination the fact that no trading market for the Company' Common Stock existed and that all previous sales of the Company's Common Stock were at par value.

The Image-FL assets acquired and liabilities assumed are summarized as follows:

 Assets Acquired:
     Research Agreement                                 $340,400
     License Agreement                                   $55,000

 Liabilities Assumed:
     Obligation Pursuant to the Research Agreement      $340,400
     Obligation Pursuant to the License Agreement        $55,000

Image-FL was incorporated on August 3, 1998, for the purpose of entering into the license and research agreements and to then transfer the Color MRI Technology to the private sector. Because Image-FL had no operations prior to entering into the license and research agreements and ceased to exist by reason of the Merger, no pro forma financial information is presented.

Note 3--  Sponsored Research Contract and Exclusive License

Sponsored Research Agreement
On January 28, 1999, the Company acquired the Sponsored Research Contract with Brenau University for the development of the Color MRI Technology pursuant to the Image-FL merger. The Sponsored Research Contract began November 1, 1998, and ended October 31, 2000. The Company recorded the Sponsored Research Contract asset at cost (which was $340,400, the total amount due at the date of the merger) with an offsetting entry for the $340,400 due as a liability. The Company paid $100,000 of the liability in cash on January 28, 1999, and paid the $240,400 balance of the liability in cash on May 31, 1999. The Sponsored Research Contract asset was amortized using the straight-line method over a 21-month period, which was the remaining life of the agreement at the merger date. Amortization expense was $145,813 in 2000, which is classified as research and development expense. At December 31, 2001, the asset was fully amortized.

Exclusive License
On January 28, 1999, the Company acquired the perpetual Exclusive License to the Color MRI Technology pursuant to the Image-FL merger. The Company recorded the Exclusive License asset at its cost of $55,590, with offsetting entries for $55,000 due to UTEK pursuant to the merger, for $540 in common stock issued to the shareholders of Image-FL pursuant to the merger and $50 in common stock issued to Dr. Keith Brown, inventor of the Color MRI Technology. On May 31, 1999, the Company paid the $55,000 due to UTEK in cash. The Exclusive License asset was amortized using the straight-line method over a 21-month period. Amortization expense was $23,560 in 2000. At December 31, 2001, the asset was fully amortized.

Note 4--  Related Party Transactions

On November 19, 2001, Quasar Irrevocable Trust, an entity established by a shareholder of the Company, filed suit in the district court of Tulsa County demanding payment of an outstanding loan and accrued interest aggregating $62,610 plus $6,200 for attorney's fees. The eventual outcome of the lawsuit is not certain. The Company's financial statements at December 31, 2001, include $69,907 related to the claim.

The Company's officers, directors and employees are officers, directors and/or employees of other companies. The Company shares staff, office space and other administrative expenses with these other companies and from time to time borrows from and makes cash advances to the other companies. All such borrowing and advances are non-interest bearing. At December 31, 2001, the Company had $15,254 recorded as a receivable from these related companies. Also at December 31, 2001, the Company had recorded payables of $70,668 to the related companies included in "Related party payables" in the accompanying balance sheet.

Note 5--  Income Taxes

The deferred tax assets and liabilities are as follows:
                                                       2001
                                             ---------------
   Net operating loss carry-forward                 $435,000
   Other temporary differences                        22,538
   Less: Valuation allowance                       ( 457,538)
                                             ---------------
            Net Deferred Tax Benefit                      --
                                             ---------------

As of December 31, 2001, the Company had a net operating loss carry-forward of approximately $1,145,798. This will begin to expire in 2018. Deferred taxes reflect a combined federal and state tax rate of approximately 38%. A valuation allowance fully offsets the benefit of the net operating loss, since the Company does not meet the "more probable than not" criteria of SFAS 109.

Note 6--  Commitments and Contingencies

Future Royalty Obligations Under Exclusive License Agreement In connection with the exclusive License Agreement, the Company agreed to pay to USFRF, the licensor of the Color MRI Technology, a royalty equal to the greater of (a) five percent (5%) of revenue from the sale of products using the Color MRI Technology and improvements thereto or as a minimum (b) zero (0) dollars for the first twenty four (24) months; $5,000 at the end of year three (3); $6,000 at the end of year four (4); $7,200 at the end of year five (5); $8,640 at the end of year six (6); $10,368 at the end of year seven (7); and the same sum for each successive year thereafter during the term of the exclusive License Agreement. The royalty obligation will expire after the longer of twenty (20) years or the expiration of the last to expire patent that covers the licensed intellectual property.

As a result of the Sponsored Research Agreement, the Company has agreed to pay a 1% royalty on sales of the Color MRI Technology to Brenau University. Royalties are payable quarterly, beginning with the date of issue of the first patent that results from this sponsored research project. The duration of the exclusive license is the greater of the life of the technology or 15 years.

Leases
The Company's executive office is leased from a third party under the terms of a lease agreement that expires May 31, 2002. The office is shared with other companies owned in part by the officers and directors of the Company. For the period ended May 31, 2002, the minimum annual lease payment is $10,305 of which the Company's estimated share is $2,061.

Foreign Patent Protection
The U.S. patent covering the Color MRI Technology does not extend to foreign countries, and the Company does not presently have any foreign patent protection for its product.

ARGO Agreement
On September 15, 2000, the Company signed a consulting agreement with ARGO Corporate Partners, Inc. ("ARGO") whereby ARGO was to provide business consulting services to the Company for a period of one year. On August 28, 2001, the Company signed a settlement agreement with ARGO that released each party from any further obligation related to the initial consulting agreement. Pursuant to the settlement agreement, the Company issued ARGO 140,000 shares of its common stock and agreed to pay ARGO $60,000 in cash. As of December 31, 2001, the $60,000 is included in accounts payable.

NorTech
During 2001, NorTech, a software development company, provided consulting services related the Company's MRI colorization software for which the Company was invoiced and had recorded $39,900 in accrued liabilities for the year ended December 31, 2001. As of the date of this filing, demand has not been made for payment.

Note 7--  Common Stock and Paid in Capital

Common Stock Transactions Since Inception
On October 6, 1998, the Company issued 5,110,000 shares of its Common Stock to its founders for $5,110 in subscriptions receivable, which were paid in full during 1999.

On October 29, 1998, the Company entered into an agreement with Morgan-Phillips, Inc., an investor relations firm, whereby the Board granted them an option to purchase up to 1,000,000 shares of Common Stock over a two-year period at an exercise price of $.001 per share. On February 15, 2000, the options were exercised and the Company received $1,000 in cash. For more details about the stock options and compensation costs, if any, see Note 8 "Stock Options."

On October 29, 1998, the Company entered into an agreement with RichMark Capital Corporation, a broker-dealer, whereby the Board granted them an option to purchase up to 750,000 shares of Common Stock at an exercise price of $.001 per share. On May 8, 2000, the options were exercised and the Company received $750 in cash. For more details about the stock options and compensation costs, if any, see Note 8 "Stock Options."

On January 28, 1999, the Company issued 540,000 shares of its Common Stock at $0.001 par value to UTEK Corporation in connection with the Image-FL Merger. UTEK and USFRF were the shareholders of Image-FL. For details about the Image-FL Merger, see Note 2 " ImageAnalysis Corporation Merger".

On January 28, 1999, the Company issued 50,000 shares of its Common Stock at $0.001 par value to Dr. Keith Brown, inventor of the Color MRI Technology, for services rendered. For details about the shares issued to Dr. Brown, see Note 2 " ImageAnalysis Corporation Merger".

On April 15, 1999, the Company began a Regulation D, Rule 504 private offering at $2.00 per share. As of December 31, 2000, 412,000 shares were sold to third-party investors for $824,000 in cash. The Company incurred offering expenses of $157,500, which were commissions, fees and expenses paid to RichMark Capital Corporation, a registered broker-dealer.

On August 28, 2001, the Company issued 140,000 shares of its Common Stock to ARGO Corporate Partners, Inc. pursuant to a settlement agreement (see Note 6). The shares were valued at $2.00 per share, which was determined by the board to be the fair market value of the stock based on other recent common stock purchases.

During October and November of 2001, the Company issued 71,000 shares of its common stock to eight accredited investors at $2.50 per share. The Company received $177,500 in connection with the individual transactions.

On December 21, 2001, the Company began a Regulation D, Rule 506 private offering at $2.50 per share. As of December 31, 2001, 5,600 shares were sold to third-party investors for $14,000 in cash.

About the Company's Common and Preferred Stock
The Company is authorized to issue 45,000,000 Shares of Common Stock, par value $0.001 per share, of which 8,078,600 shares were outstanding as of December 31, 2001. The Company is also authorized to issue 5,000,000 shares of Preferred Stock, par value $0.001 per share, of which there are no shares presently outstanding. There is no present intent to issue any Preferred Stock.

Voting Rights
Holders of Shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

Dividend Rights
Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, the Company has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available. The Company intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, the Company's financial condition and such other factors as the Board of Directors may consider.

Liquidation Rights
Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to shareholders after liabilities are paid and distributions are made to the holders of the Company's Preferred Stock.

Preemptive Rights
Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

Note 8--  Stock Options

Incentive Stock Option Plan
On October 14, 1998, the Board of Directors and shareholders approved the adoption of the Image Analysis Incentive Stock Option Plan, pursuant to which 3,500,000 shares of Common Stock was reserved. At December 31, 2001, no incentive stock options had been granted and none were outstanding.

Options Granted to Non-Employees
On October 29, 1998, the Company entered into an agreement with RichMark Capital Corporation, a broker-dealer, whereby the Board granted them an option to purchase up to 750,000 shares of Common Stock on or before May 31, 2000, at an exercise price of $.001 per share. This exercise price was determined by the board to be the fair market value of the Common Stock on the date of grant based on other sales made at the time. The options were immediately exercisable and not subject to performance criteria. Compensation costs were based on an estimated fair value of $0.00 per share. The estimated fair value was calculated using the Black-Scholes option pricing model with the following assumptions: exercise price of $.001 per share; stock price of $.001 per share; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of 19 months; and estimated volatility of 0%. On May 8, 2000, the options were exercised and the Company received $750 in cash.

On October 29, 1998, the Company entered into an agreement with Morgan-Phillips, Inc., an investor relations firm, whereby the Board granted them an option to purchase up to 1,000,000 shares of Common Stock over a two-year period at an exercise price of $.001 per share. This exercise price was determined by the board to be the fair market value of the Common Stock on the date of grant based on other sales made at the time. The options were immediately exercisable and not subject to performance criteria. Compensation costs were based on an estimated fair value of $0.00 per share. The estimated fair value was calculated using the Black-Scholes option pricing model with the following assumptions: exercise price of $.001 per share; stock price of $.001 per share; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of 2 years; and estimated volatility of 0%. On February 15, 2000, the options were exercised and the Company received $1,000 in cash.

On October 17, 2000, the Company entered into an agreement with FinMap Corporation, an advertising and public relations firm, whereby the Board granted them an option to purchase up to 50,000 shares of Common Stock during a three year period at an exercise price of $1.00 per share as an incentive. The Company recorded $58,000 in compensation cost based on an estimated fair value of $1.16 per share. The estimated fair value was calculated using the Black-Scholes option pricing model with the following assumptions: exercise price of $1.00 per share; stock price of $2.00 per share; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of 3 years; and estimated volatility of 0%.

On August 31, 2001, the Company granted to Dr. Keith Brown, inventor of the Color MRI technology, and to a software development consultant options to each purchase up to 100,000 shares of Company common stock until December 31, 2004, at an exercise price of $2.00 per share. The compensation cost related to the option grant was zero based upon the Black-Scholes option pricing model using the following assumptions: exercise price of $2.00 per share; stock price of $2.00 per share; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of 40 months; and estimated volatility of 0%.

A summary of the status of the Company's stock options at December 31, 2001 and 2000, and changes during the years then ended is presented below:



                                                   2001                           2000
                                        ---------------------------    ----------------------------
                                                          Weighted                        Weighted
                                                           Average                         Average
                                                          Exercise                        Exercise
                                               Shares        Price            Shares         Price
                                        -------------- ------------    -------------- -------------
Non-Employees
Outstanding, beginning of period               50,000       $1.00          1,750,000        $.001
Granted                                       200,000       $2.00             50,000        $1.00
Exercised                                          --          --          1,750,000        $.001
Forfeited                                           --         --                 --           --
                                        -------------- ------------    -------------- -------------
Outstanding, end of period                    250,000       $1.80            50,000         $1.00
Exercisable, end of period                    250,000       $1.80            50,000         $1.00
                                                                                      -------------
                                        --------------                 --------------
Weighted  average fair value of
options  granted during the period              $0.00                         $1.00
                                        --------------                 --------------


The following table summarizes information about stock options outstanding at December 31, 2001:


                                     Options Outstanding                    Options Exercisable
                         --------------------------------------------    ---------------------------
                                            Weighted
                                             Average         Weighted                      Weighted
                                Number     Remaining          Average          Number       Average
 Range                     Outstanding   Contractual         Exercise     Exercisable      Exercise
 of Exercise Prices        at 12/31/01          Life            Price     at 12/31/01         Price
 ------------------        -----------  ------------        ----------    -----------      --------

 Non-Employees:
       $1.00-$2.00             250,000    2.76 years          $1.80          250,000         $1.80


Note 9--  Earnings per Share

Basic and diluted EPS for the years ended December 31, 2001 an 2000, and the period from inception (October 6, 1998) to December 31, 2001, were computed as follows:




                                                Inception to       Year Ended        Year Ended
                                           December 31, 2001     December 31,      December 31,
                                                                         2001              2000
                                           ------------------ ---------------- -----------------
    Basic EPS Computation:
    Net loss                                    $(2,544,048)       $(796,591)      $(1,044,783)
                                           ------------------ ---------------- -----------------

    Weighted average shares outstanding           6,877,220        8,022,266         7,380,936
                                           ------------------ ---------------- -----------------

    Basic and Diluted EPS                          $  (0.37)        $  (0.10)         $  (0.14)
                                           ------------------ ---------------- -----------------


For the periods shown above, all options were excluded from the EPS calculation as their effect was anti-dilutive.

Note 10-- Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the early stages of development and has not established sources of revenues sufficient to fund the development of business and pay operating expenses, resulting in a net loss of $2,544,048 for the period from Inception (October 6, 1998) to December 31, 2001. Management intends to provide the necessary development and operating capital through sales of its Common Stock and the sale of software using the Color MRI Technology. These plans depend on the Company's successful completion of an offering of its Common Stock to raise the capital required to bring the Color MRI Technology to market. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

On November 19, 2001, in the district court of Tulsa County, Quasar Irrevocable Trust, established by the Company's former general counsel, filed a Petition against the Company demanding payment of an outstanding loan due from Image Analysis in the amount of $50,200 plus accrued interest of $12,410. The Company has not paid these obligations because of disputes with the noteholder (see Note
11).

Note 11-- Subsequent Events

On January 24, 2002, Image Analysis, along with other plaintiffs, filed suit against the Company's former corporate counsel. The petition charges that former counsel took various actions, which were against the interests of the plaintiff, committed a beach of fiduciary duty, and committed a breach of his duty to exercise reasonable care, skill and diligence on behalf of the Plaintiffs which constitutes negligence. The Company seeks compensatory and punative damages including the return of 1,000,000 shares of the Company's common stock. The Company is working to resolve these disputes. At this time, the outcome is uncertain.

                                    PART III

Item 1.  Index to Exhibits

         EX 2-1    Articles of Incorporation
         EX 2-2    Bylaws
         EX 3-1    Specimen Stock Certificate
         EX 6-1    License Agreement with the University of South Florida
         EX 6-2    License Agreement with the University of Houston
         EX 8-1    Acquisition of Digital Enhancement Technologies, Inc.


Item 2.  Description of Exhibits

     See Item 1, above.


                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  IMAGE ANALYSIS, INC.

                                  /s/ Thomas Coughlin
                                  ------------------------------------
Date:  September 13, 2002         By:  Thomas Coughlin, Chairman of the Board